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      FORM 3                           U.S. SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
                                                WASHINGTON, D.C. 20549                    OMB Number         3235-0104
                                                                                          Expires:  September 30, 1998
                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES    Estimated average burden
                                                                                          hours per response...... 0.5
                       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility Holding Company Act of
                                     1935 or Section 30(f) of the Investment Company
                                     Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person* 2. Date of Event Re- 4. Issuer Name and Ticker or Trading Symbol
                                            quiring Statement
  Ferrer         Carlos            A.      (Month/Day/Year)      Gensia Sicor Inc.  (trading symbol:  GNSA)
  (Last)         (First)        (Middle)                     5. Relationship of Reporting Person(s) to Issuer 6. If Amendment,
                                              5/19/97                    (Check all applicable)                  Date of Original
                                                                 X  Director            10% Owner                (Month/Day/Year)
  c/o Ferrer Freeman Thompson & Co. LLC  3. IRS or Social Se-  -----                -----
  The Mill, 10 Glenville Street             curity Number of         Officer (give       Other (specify      7. Individual or
               (Street)                     Reporting Person   -----          title -----     below)            Joint/Group
                                            (Voluntary)                       below)                            Filing (check
                                                                                                                Applicable Lines)
  Greenwich            CT           06831                                                                   x   Form Filed by One
   (City)            (State)        (Zip)                                                                  ---  Reporting Person
                                                               ----------------------------------               Form Filed by More
                                                                                                           ---  than One Reporting
                                                                                                                Person
                                                               Table I - Non-Derivative Securities Beneficially Owned -
                                                               -----------------------------------------------------
1. Title of Security                             2. Amount of Securities     3. Ownership Form:    4. Nature of Indirect Beneficial
   (Instr. 4)                                       Beneficially Owned          Direct (D) or         Ownership (Instr. 5)
                                                    (Instr. 4)                  Indirect (I)
                                                                                (Instr. 5)

None



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.            (Over)
*  If the form is filed by more than one reporting person, see Instruction 5(b)(v)                             SEC 1473 (7-96)
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FORM 3 (CONTINUED) TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                              CONVERTIBLE SECURITIES)
1. Title of Derivative  2. Date Exercisable and Expiration     3. Title and Amount of    4. Conver-   5. Ownership  6. Nature of
   Security                Date (Month/Day/Year)                  Securities Underlying     sion or      Form of       Indirect
   (Instr. 4)                                                     Derivative Security       Exercise     Deri-         Beneficial
                                                                  (Instr. 4)                Price of     vative        Ownership
                                                                                            Deri-        Security:     (Instr. 5)
                                                                                            vative       Direct (D) or
                                                                                            Security     Indirect (I)
                        Date Exer-  Expiration Date         Title           Amount or                    (Instr. 5)
                        cisable                                             Number of
                                                                            Shares

2.675% Subordinated     5/19/97     5/1/2004                Common stock    5,291,005       $3.78        I             By General
Convertible Note due                                        of Gensia Sicor                                            Partnership
May 1, 2004                                                 Inc. ("Common                                              (1)
                                                            Stock")

Warrants                5/19/97     5/1/2004                Common Stock    2,645,503 (2)   $4.347       I             By General
                                                                                                                       Partnership
                                                                                                                       (1)


Explanation of Responses:


                                                               By:  /s/ Carlos A. Ferrer (3)                           May 23, 1997
                                                                    -------------------------------------------------  ------------
                                                                          **Signature of Reporting Person                 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

(1) Mr. Ferrer disclaims beneficial ownership except to the extent of his pecuniary interest thereon.  Mr. Ferrer is a member of
    Ferrer Freeman Thompson & Co. LLC ("FFT"), which is the general partner of Health Care Capital Partners, L.P. ("HCCP") and
    Health Care Executive Partners, L.P. ("HCEP").  HCCP and HCEP beneficially own 96.025% and 3.975%, respectively, of both the
    2.675% Subordinated Convertible Notes and the Warrants.  The number of shares deemed beneficially owned by HCCP and HCEP is less than 10% of the outstanding shares of Common Stock.

(2) The Warrants are not exercisable as to 50% of the shares of common stock underlying the Warrants until (a) after May 19, 2001 and (b) then only if certain conditions set forth in the Securities Purchase Agreement, dated as of May 1, 1997, by and between
    Gensia Sicor Inc. and HCCP, are satisfied.

(3) Mr. Ferrer is signing in his capacity as member of FFT, general partner of both HCCP and HCEP.



Potential Persons who are to respond to the collection of information contained in this form are not                         Page 2
required to respond unless the form displays a currently valid OMB Number                                           SEC 1473 (7-96)

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